UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share
(Title of Class of Securities)

G5876H105
(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Shares)

Michael Rashkin

Interim Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Carmen Chang, Esq.
Tom Savage, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel:  (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

FORM OF E-MAIL TO CERTAIN EMPLOYEES WHO MAY HOLD DISCOUNTED STOCK OPTIONS

Subject:      Solution stock option penalty tax

Dear Marvell Execs,

Following discussions with the SEC, we now are able to move forward with a tender offer to Marvell employees affected by misdated stock options.  The tender offer will permit the Company to correct §409A United States tax problems and allow the employees affected by this problem to exercise their stock options without incurring a penalty tax.  We will be using Marvell stock to correct these misdated options for employees who accept the offer.

The tender offer is scheduled to commence on Tuesday, November 13th, 2007, closing on Wednesday, December 12th, 2007.  We will be communicating directly with the affected employees regarding the details of the offer and how to participate in the offer.  In addition, we will be scheduling a series of educational sessions that they may attend during the course of the offer.  Please encourage your employees to attend one of these sessions.

Because the timing of the tender offer is extremely sensitive, once the tender offer begins, we ask that you communicate this information directly to any of your affected employees who may be on an extended business trip, on vacation, or on a leave of absence during this timeframe.  If any of your affected employees are leaving for an extended business trip, vacation or will be on a leave of absence, please ask for his or her contact information.  Once the tender offer is closed on December 12th, 2007, we cannot make any exception or grant any extension of time.

During the tender offer, you may be approached by employees with questions and concerns about the offer.  Communications between you and the employees are subject to a number of rules and requirements.  Oral, face-to-face communication on an individual basis is generally fine (for example, you may communicate that there is a tender offer, the purpose of the tender offer, and the structure of the offer); however, you should not make any recommendation to your employees about whether to accept the offer, even orally.  Written and recorded communications have additional rules and requirements.  Please do not answer any questions by leaving a voicemail or via email because all recorded communications about the offer must be publicly filed with the SEC.  We want to avoid having to make these filings, as they are expensive and, if incorrect information is given to employees (or correct information that no one else has), it will result in a series of complicated corrective steps.  If you forget and leave a voicemail or send an e-mail, please tell Blair Walters, in the Legal Department, right away.  When in doubt, please refer your employees to the information package on the tender offer, the educational sessions, the supports available (which will be discussed during the educational sessions), or Marvell Stock Administration.

In addition, if you know of any affected employee on your team whose employment may be terminated between November 13th and the end of 2007, please contact Human Resources immediately, as there are potential tax implications for terminated employees.

Upon receiving Marvell Board approval in August, we communicated to the affected employees that Marvell would seek to provide a solution to correct their misdated options.  The process to arrive at this point has been a long one but we are pleased that we can now move forward with the proposed structure of using Marvell stock.

I thank you for your support in addressing this difficult but important issue with our employees.

Mike Rashkin

Chief Financial Officer

IMPORTANT INFORMATION

THIS EMAIL MESSAGE DOES NOT CONSTITUTE AN OFFER TO AMEND, OR A SOLICITATION OF AN OFFER TO AMEND, ANY OPTIONS TO PURCHASE MARVELL COMMON SHARES. IF MARVELL SUBSEQUENTLY DETERMINES TO PROCEED WITH THE TENDER OFFER REFERRED TO ABOVE, THE

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OFFER WILL ONLY BE MADE THROUGH AN OFFER TO AMEND AND RELATED MATERIALS, WHICH WILL BE DISTRIBUTED TO ALL ELIGIBLE OPTION HOLDERS ON THE COMMENCEMENT DATE OF THE TENDER OFFER. THE OFFER TO AMEND AND RELATED MATERIALS ALSO WILL BE AVAILABLE FREE OF CHARGE TO OPTION HOLDERS AND SHAREHOLDERS AT THE SEC’S WEBSITE AT WWW.SEC.GOV ON AND AFTER THAT DATE. IN ADDITION, SHAREHOLDERS AND OPTION HOLDERS MAY REQUEST A FREE COPY OF THE OFFER TO AMEND AND RELATED MATERIALS FROM MARVELL FOLLOWING THE TIME THAT SUCH DOCUMENTS BECOME AVAILABLE. ALL ELIGIBLE OPTION HOLDERS ARE ADVISED TO READ THESE MATERIALS IF AND WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION TO HELP OPTION HOLDERS DECIDE WHETHER OR NOT TO ACCEPT THE TENDER OFFER.

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